Exhibit 99.1

Commission File Number 001-31914

ANNOUNCEMENT

APPROVAL OF QUALIFICATION AS SUPERVISOR BY THE CBIRC

Reference is made to the announcement of China Life Insurance Company Limited (the “Company”) dated 21 May 2018 in relation to, among others, the election of Mr. Huang Xin as an Employee Representative Supervisor of the sixth session of the board of supervisors of the Company at the second extraordinary meeting of the second session of the employee representative meeting of the Company.

The Company has recently received the approval of qualification of Mr. Huang Xin issued by the China Banking and Insurance Regulatory Commission (the “CBIRC”). Pursuant to the approval, the qualification of Mr. Huang Xin as an Employee Representative Supervisor of the Company has been approved by the CBIRC. The term of office of Mr. Huang Xin commenced on 20 June 2018. Please refer to the announcement of the Company dated 21 May 2018 for the biographical details of Mr. Huang Xin.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 29 June 2018

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie

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